Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED JULY 16, 2019

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2019;
•	to disclose the calculation of our June 30, 2019 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to otherwise update the Prospectus.

August 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2019 (and repurchases as of July 31, 2019) is as follows:

Transaction Price (per share)
Class S	$11.1022
Class T	$10.9007
Class D	$10.9481
Class I	$11.0755

The August 1 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2019 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2019 ($ and shares in thousands):

Components of NAV	June 30, 2019
Investments in real properties	$15,795,590
Investments in real estate-related securities	3,460,922
Cash and cash equivalents	150,062
Restricted cash	477,768
Other assets	134,959
Mortgage notes, term loans, and revolving credit facilities, net	(8,670,299)
Repurchase agreements	(2,447,134)
Subscriptions received in advance	(402,493)
Other liabilities	(439,862)
Accrued performance participation allocation	(50,061)
Management fee payable	(8,272)
Accrued stockholder servicing fees (1)	(3,334)
Non-controlling interests in joint ventures	(152,855)
Net asset value	$7,844,991
Number of outstanding shares/units	708,513

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(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2019, the Company has accrued under GAAP $335.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$4,231,680	$347,774	$579,335	$2,531,369	$154,833	$7,844,991
Number of outstanding shares/units	381,156	31,904	52,917	228,556	13,980	708,513
NAV Per Share/Unit as of June 30, 2019	$11.1022	$10.9007	$10.9481	$11.0755	$11.0755

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily*	7.8%	5.5%
Industrial	7.3%	6.2%
Hotel	9.7%	9.3%
Retail	7.7%	6.7%

_______________

*	Multifamily includes student housing and manufactured housing.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hotel	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.0%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.9%)	(1.0%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.7%	+2.0%	+2.3%
(weighted average)	0.25% increase	(2.7%)	(2.5%)	(1.9%)	(2.1%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of May 31, 2019 ($ and shares in thousands):

Components of NAV	May 31, 2019
Investments in real properties	$14,517,868
Investments in real estate-related securities	2,984,171
Cash and cash equivalents	143,321
Restricted cash	515,669
Other assets	159,023
Mortgage notes, term loans, and revolving credit facilities, net	(8,279,571)
Repurchase agreements	(1,875,194)
Subscriptions received in advance	(447,652)
Other liabilities	(411,026)
Accrued performance participation allocation	(40,179)
Management fee payable	(7,521)
Accrued stockholder servicing fees (1)	(3,214)
Non-controlling interests in joint ventures	(117,759)
Net asset value	$7,137,936
Number of outstanding shares/units	646,940

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2019, the Company has accrued under GAAP $311.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$3,952,164	$330,280	$505,444	$2,198,819	$151,229	$7,137,936
Number of outstanding shares/units	357,258	30,409	46,309	199,259	13,705	646,940
NAV Per Share/Unit as of May 31, 2019	$11.0625	$10.8612	$10.9146	$11.0350	$11.0350

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

As of the date hereof, we had issued and sold 211,731,588 shares of our common stock (consisting of 112,812,063 Class S shares, 9,967,859 Class T shares, 26,292,236 Class D shares, and 62,659,430 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

On July 1, 2019, The Blackstone Group L.P. converted from a partnership to The Blackstone Group Inc., a corporation. All references to “Blackstone” in the Prospectus now mean The Blackstone Group Inc., together with its affiliates.